January 3, 2025

Paul Ezekiel Turner
Chief Executive Officer of Vita Asset Management, LLC
SPARK FUND ONE LLC
350 Westfield Road, Suite 210
Noblesville, IN 46060

       Re: SPARK FUND ONE LLC
           Offering Statement on Form 1-A
           Filed December 10, 2024
           File No. 024-12545
Dear Paul Ezekiel Turner:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed December 10, 2024
General

1. Please revise to clarify, if true, that you will terminate the offering and return the funds held in escrow to investors if you do not reach the Minimum Offering Amount within 12 months after the Effective Date. Also revise to disclose, assuming you do not reach the Minimum Offering Amount, how soon after termination you would expect to return the funds held in escrow to investors.
2. We note that you intend to invest in real estate projects and, as you explain on page 3 and elsewhere, that the Manager, the members of the Manager, and the officers and significant employees of the Manager develop, manage, and operate real estate projects. As applicable, please revise to include prior performance disclosure for programs with similar investment objectives. Refer to Item 7(c) of Part II of Form 1-A and Item 8 of Industry Guide 5.
       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
 January 3, 2025
Page 2

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction